Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222630
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 3 DATED DECEMBER 13, 2019
TO THE PROSPECTUS DATED SEPTEMBER 5, 2019
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 5, 2019, as supplemented by Supplement No. 1, dated November 15, 2019 and Supplement No. 2, dated December 10, 2019 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price for each class of our common stock as of January 1, 2020;

•	the calculation of our November 30, 2019 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	the status of this offering; and

•	updated experts information.

•	JANUARY 1, 2020 TRANSACTION PRICE
The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of January 1, 2020 (and redemptions as of December 31, 2019) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.3971
Class S	$7.3971
Class D	$7.3971
Class I	$7.3971
Class E	$7.3971
The transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2019. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

•	NOVEMBER 30, 2019 NAV PER SHARE
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by the Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.
As disclosed in Supplement No. 2, dated December 10, 2019, our board of directors approved amendments to our valuation procedures, effective as of December 31, 2019, to revise the way we value property-level mortgages, corporate-level credit facilities and associated interest rate hedges when the loans, including associated interest rate hedges, are intended to be held to maturity. The associated amendments will take effect with respect to our NAV as of December 31, 2019, which will be calculated and disclosed on or about January 15, 2020. As such, our NAV as of November 30, 2019 disclosed below does not reflect the recent changes to our valuation policy, which are expected to increase our NAV per Fund Interest as of December 31, 2019 by approximately $0.09 relative to our NAV per Fund Interest as of November 30, 2019, not taking into account all of the other items that impact our monthly NAV. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus

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for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm.
The following table sets forth the components of total NAV as of November 30, 2019 and October 31, 2019:

	As of
(in thousands)	November 30, 2019	October 31, 2019
Investments in office properties	$804,950	$799,150
Investments in retail properties	875,950	874,600
Investments in multi-family properties	183,150	182,950
Investments in industrial properties	224,150	224,200
Investments in debt assets	17,602	17,024
Cash and cash equivalents	49,514	24,986
Restricted cash	10,942	10,480
Other assets	29,217	27,578
Line of credit, term loans and mortgage notes	(789,865)	(790,100)
Financing obligations associated with our DST Program	(239,639)	(221,176)
Other liabilities	(49,358)	(49,130)
Accrued advisory fees	(1,218)	(1,185)
Aggregate Fund NAV	$1,115,395	$1,099,377
Total Fund Interests outstanding	150,789	149,468

The following table sets forth the NAV per Fund Interest as of November 30, 2019 and October 31, 2019:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
As of November 30, 2019
Monthly NAV	$1,115,395	$39,964	$152,579	$25,235	$322,557	$498,823	$76,237
Fund Interests outstanding	150,789	5,403	20,627	3,412	43,606	67,435	10,306
NAV Per Fund Interest	$7.3971	$7.3971	$7.3971	$7.3971	$7.3971	$7.3971	$7.3971
As of October 31, 2019
Monthly NAV	$1,099,377	$36,169	$147,474	$24,597	$313,149	$502,182	$75,806
Fund Interests outstanding	149,468	4,918	20,050	3,344	42,575	68,275	10,306
NAV Per Fund Interest	$7.3553	$7.3553	$7.3553	$7.3553	$7.3553	$7.3553	$7.3553
Under GAAP, we record liabilities for ongoing distribution fees (i) that we currently owe the Dealer Manager under the terms of our Dealer Manager agreement and (ii) for an estimate that we may pay to the Dealer Manager in future periods for shares of our common stock. As of November 30, 2019, we estimated approximately $13.6 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.
The valuation for our real properties as of November 30, 2019 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by the Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Multi-family	Industrial	Weighted-Average Basis
Exit capitalization rate	6.30%	6.39%	5.50%	5.99%	6.25%
Discount rate / internal rate of return (“IRR”)	6.95%	6.86%	7.09%	6.93%	6.92%
Annual market rent growth rate	3.01%	2.96%	3.00%	2.90%	2.99%
Average holding period (years)	10.0	10.0	10.0	10.0	10.0

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A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Multi-family	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.95%	2.43%	2.96%	2.87%	2.73%
	0.25% increase	(2.72)%	(2.24)%	(2.71)%	(2.63)%	(2.51)%
Discount rate (weighted-average)	0.25% decrease	2.08%	1.91%	1.94%	1.95%	1.98%
	0.25% increase	(2.03)%	(1.87)%	(1.90)%	(1.90)%	(1.93)%
The valuation of our debt obligations as of November 30, 2019 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the November 30, 2019 valuation was 3.34%.
A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 25 basis points would increase the fair value of our debt obligations by approximately 0.19%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 25 basis points would decrease the fair value of our debt obligations by approximately 0.63%.
Our hedge instruments are valued based on market expectations of future interest rates (the “forward interest rate curve”). All else equal, an upward shift in the forward interest rate curve would increase the value of our current hedge positions, resulting in a positive impact to our NAV, and a downward shift in the forward interest rate curve would decrease the value of our current hedge positions, resulting in a negative impact to our NAV.

•	STATUS OF THIS OFFERING
As of December 1, 2019, we had raised gross proceeds of approximately $229.5 million from the sale of approximately 30.7 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $14.2 million. As of December 1, 2019, approximately $2.77 billion in shares remained available for sale pursuant to this offering, including approximately $485.8 million in shares available for sale through our distribution reinvestment plan.

•	EXPERTS
The statements included in this Supplement under “November 30, 2019 NAV Per Share,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.

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